Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-234005

October 28, 2020

PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus dated October 28, 2019

GOLDEN STAR RESOURCES LTD.

Up to U.S.$50,000,000

Common Shares

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 28, 2019 (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) of Golden Star Resources Ltd. (“Golden Star”, the “Company”, “we”, “us” or “our”) having an aggregate offering amount of up to U.S.$50,000,000. The Company has entered into a sales agreement dated October 28, 2020 (the “Sales Agreement”) with BMO Capital Markets Corp. (“BMO”) pursuant to which the Company may distribute Offered Shares from time to time through BMO, as agent for the distribution of the Offered Shares or as principal, in accordance with the terms of the Sales Agreement. The Offering is being made in the United States only under a registration statement on Form F-10 (File No. 333-234005) (the “Registration Statement”), filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

Golden Star’s outstanding common shares (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GSC”, on the NYSE American (the “NYSE American”) under the symbol “GSS” and on the Ghana Stock Exchange (the “GSE”) under the symbol “GSR”. On October 27, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares was Cdn.$5.72 on the TSX and U.S.$4.30 on the NYSE American.

The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. In addition, the NYSE American has approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the NYSE American.

This Offering of Offered Shares is made by Golden Star, a Canadian issuer that is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Golden Star has prepared its financial statements for the year ended December 31, 2019 and the three and nine months ended September 30, 2020, incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Golden Star’s consolidated financial statements are subject to auditing standards and auditor independence standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and the SEC independence standards.

The ability of purchasers of securities to enforce civil liabilities under United States federal securities laws may be affected adversely because the Company is incorporated in Canada. Most of the Company’s officers and directors and most of the experts named in this Prospectus Supplement and the accompanying Prospectus are not residents of the United States, and all of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Civil Liabilities by U.S. Investors”.

Andrew Wray, Paul Thomson, Philipa Varris and Martin Raffield reside outside of Canada and have appointed the Company, with its registered office located at 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, Canada, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction outside of Canada, even if the person has appointed an agent for service of process in Canada.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), including sales made directly on the NYSE American or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be distributed, offered or sold in Canada, including through the TSX or any other trading market in Canada. If expressly authorized by the Company and subject to applicable regulatory approvals, BMO may also sell Offered Shares in privately negotiated transactions in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE American at market prices prevailing at the time of sale at the latest practicable date, or as otherwise agreed upon by the Company and BMO. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

In connection with the sale of the Offered Shares on the Company’s behalf, BMO may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of BMO may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to BMO against certain liabilities, including liabilities under the U.S. Securities Act.

The Company will pay BMO compensation, or allow a discount, for their services in acting as agent or in connection with the sale of Offered Shares pursuant to the terms of the Sales Agreement of 2% of the gross sales price per Offered Share sold. See “Plan of Distribution” for a description of the compensation payable to BMO.

As sales agent, BMO will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer, and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Offered Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion under the headings “U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” of this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

An investment in the Offered Shares involves certain risks that are described under “Risk Factors” in this Prospectus Supplement, in the accompanying Prospectus and in the documents incorporated herein and therein by reference including in the Company’s most recent annual information form and should be considered by any prospective purchaser of Offered Shares.

The registered office of the Company is located at 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, Canada and the principal office of the Company is located at 161 Brompton Road, 2nd Floor, Knightsbridge, London SW3 1QP, United Kingdom.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

SHORT FORM BASE SHELF PROSPECTUS

S-i

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference.

Neither the Company nor BMO is making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted by law. No Offered Shares will be distributed, offered or sold in Canada on the TSX or other trading markets in Canada. This Prospectus Supplement and the accompanying Prospectus must not be used by anyone for any purpose other than in connection with this Offering. The Company does not undertake to update the information contained or incorporated by reference in this Prospectus Supplement or contained or incorporated by reference in the accompanying Prospectus, except as required by applicable securities laws.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and BMO has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, other than the province of Québec, that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference”.

The address of the Company’s website is www.gsr.com. Information contained on the Company’s website does not form part of this Prospectus Supplement nor is it incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized any person to provide different information.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Golden Star” or the “Company” refer to Golden Star Resources Ltd. and include each of its subsidiaries as the context requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain certain forward-looking statements with respect to Golden Star’s financial condition, results of operations, business, prospects, plans, objectives, goals, strategies, future events, capital expenditures, and exploration and development efforts. Words such as “anticipates”, “expects”, “intends”, “forecasts”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, and similar expressions (including negative and grammatical variations) identify forward-looking statements.

Forward-looking information and statements include, but are not limited to, information or statements with respect to: production and cash operating cost estimates; the intended expansion of production and reduction of costs; the impact of rain on our operations and exploration activities; estimated costs and timing of the development of new deposits and sources of funding for such development; the sources of gold production at Wassa underground mine (“Wassa Underground”) during 2020 and thereafter; the mining rate and grade from Wassa Underground; the anticipated levels of sulphide minerals; the grade in the plant feed from Wassa Underground and any consequent detrimental metallurgical or mechanical properties from such ore; whether Wassa Underground’s production rate could be increased without the need to incur substantial capital expenditures for infrastructure upgrades; the ability and timing for the Company to transform into a lower cost producer and the resulting reduction in cash operating costs; the ability of the Company to repay 7.0% convertible senior notes due in 2021 when due or to restructure them or make alternate arrangements; the belief that the loss of the Company’s current customer would not materially delay or disrupt revenues; expansion drilling at Wassa Underground with a view to converting inferred mineral resources to indicated mineral resources, and indicated resources into measured resources; environmental impact of operations; capital expenditures; government review of gold exploration areas; the mining laws, environmental laws and applicable tax regime of Ghana; production capacity, rates and costs; currency exchange rate fluctuations; gold sales; mining operations and gold recovery rates; ore type, delivery and processing; use of waste rock; tailings processing; completion, use and capacity of the Wassa Underground’s more recent tailings storage facility; potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources and assumptions relating thereto; geological, environmental, community and engineering studies; exploration efforts and activities; timing for commencing or completing drilling; as to mine water leachate being predicted to achieve Ghana Environmental Protection Agency discharge criteria; the potential impact of COVID-19; the receipt by the Company of any deferred or contingent payments, the potential amounts thereof and other amounts to be received pursuant to the Bogoso-Prestea transaction; the Company’s potential status as a passive foreign investment company; updates to resource models; the potential to expand the mineral reserves of the Company through further drilling; the potential to increase the Company’s mineral resources outside of the existing mineral resources footprint; the impact that increased exploration is expected to have on mineral resources and mineral reserves; identification of acquisition and growth opportunities; relationships with local stakeholder communities; climate change regulations and climate change; our ability to meet our cash requirements; the incurrence of further debt in the future; the aggregate amount of the total proceeds that the Company will receive pursuant to the Offering; and the Company’s expected use of the net proceeds of the Offering, if any.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.

Forward-looking information and statements are subject to known and unknown risks, uncertainties, unexpected occurrences, and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. The following, in addition to the factors described under “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices and the speculative nature of gold exploration;
•	losses or gains in mineral reserves and mineral resources from changes in operating costs and/or gold prices;
•	failure of exploration efforts to expand mineral reserves and mineral resources around our existing mines;
•	unexpected changes in business and economic conditions;
•	inaccuracies in mineral reserves and mineral resources estimates;
•	changes in interest and currency exchange rates;
•	possible hedging activities;
•	timing and amount of gold production;
•	unanticipated variations in ore grade, tonnes mined and crushed or milled;
•	unanticipated recovery or production problems;
•	effects of illegal mining on our properties;
•	ability to, and cost of, dewatering our underground mines;
•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;
•	changes in metallurgy and processing;
•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;
•	changes in project parameters or mine plans;
•	costs and timing of development of mineral reserves;
•	weather and other climate change impacts, including drought or excessive rainfall in West Africa;
•	results of current and future exploration activities;
•	results of pending and future feasibility studies;
•	acquisitions and joint venture relationships;
•	political or economic instability, either globally or in the countries in which the Company operates;
•	changes in international or industry standards, regulatory frameworks or regulations affecting our operations, particularly in Ghana, where our principal producing properties are located;
•	local and community impacts and issues;
•	availability and cost of replacing mineral reserves;
•	timing of receipt and maintenance of government approvals and permits;
•	unanticipated transportation costs including shipping incidents and losses;
•	accidents, labor disputes and other operational hazards;
•	delays in obtaining governmental approvals or financing or in the completion of development or construction activities;
•	an inability to obtain power for operations on favorable terms or at all;
•	environmental (including reclamation) costs and risks;
•	changes in tax laws;
•	the amount of passive income that the Company and its assets generate;
•	title issues;
•	competitive factors, including competition for property acquisitions;
•	possible litigation;
•	availability of capital at reasonable rates or at all;
•	risks related to indebtedness and the service of such indebtedness;
•	public health pandemics such as COVID-19, including risks associated with reliance on suppliers, uncertainties relating to its ultimate spread, severity and duration of COVID-19, and related adverse effects on the economies and financial markets of many countries;
•	changes in the exchange rates of the Ghanaian Cedi and government policies regarding payments in foreign currency; and
•	changes to Golden Star’s mining licenses, including revocation.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional risk factors elsewhere in this Prospectus Supplement, the accompanying Prospectus or in any of the documents incorporated by reference herein and therein. Although we have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as required by law, we disclaim any obligation to revise any forward-looking statements to reflect events or circumstances after the date of such statements. All of the forward-looking statements contained or incorporated by reference in the accompanying Prospectus, this Prospectus Supplement and any of the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We report in United States dollars. Accordingly, all references to “$”, “U.S.$” or “United States dollars” in this Prospectus Supplement refer to United States dollar values. References to “Cdn.$” or “Canadian dollars” are used to indicate Canadian dollar values.

The rate of exchange on October 27, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals U.S.$0.760 and for the conversion of United States dollars into Canadian dollars was U.S.$1.00 equals Cdn.$1.316.

References to “GH¢” or “Ghanaian Cedis” are used to indicate values in Ghanaian Cedi. The rate of exchange on October 27, 2020 as reported by Oanda for the conversion of United States dollars into Ghanaian Cedi was U.S.$1.00 equals GH¢5.820 and for the conversion of Ghanaian Cedi into United States dollars was GH¢1.00 equals U.S.$0.172.

The following table sets forth, for each of the periods indicated, the high, low and average daily exchange rates for one Canadian dollar in terms of the United States dollar, as reported by the Bank of Canada.

	Nine months ended September 30, 2020 (U.S. $)	Year ended December 31, 2019 (U.S. $)	Year ended December 31, 2018 (U.S. $)
High	$0.771	$0.770	$0.814
Low	$0.690	$0.735	$0.733
Average	$0.739	$0.754	$0.772

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of this Offering.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, other than the province of Québec, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Prospectus:

(a)	annual information form of the Company for the year ended December 31, 2019 dated March 24, 2020 (the “AIF”), filed March 27, 2020;

(b)	audited consolidated financial statements of the Company for the years ended December 31, 2019 and December 31, 2018, together with the notes thereto and the auditor’s report thereon, filed February 18, 2020;

(c)	management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2019, filed February 18, 2020 (the “Annual MD&A”);

(d)	unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2020, together with the notes thereto, filed October 28, 2020 (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended September 30, 2020, filed October 28, 2020 (the “Interim MD&A”);

(f)	the management information circular of the Company dated March 12, 2020 relating to the Company’s annual and special meeting of shareholders held on May 7, 2020, filed March 26, 2020;

(g)	material change report of the Company dated August 4, 2020 announcing the Company had entered into a binding agreement for the sale of its 90% interest in the Bogoso-Prestea Gold Mine to Future Global Resources Limited, filed August 4, 2020; and

(h)	material change report of the Company dated October 7, 2020 announcing the Company had completed the sale of its 90% interest in the Bogoso-Prestea Gold Mine in Ghana to Future Global Resources Limited, filed October 7, 2020.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement prior to the termination of the Offering shall be deemed to be incorporated by reference into the accompanying Prospectus, as supplemented by this Prospectus Supplement, for the purposes of this Offering.

In addition, for United States purposes, any document filed by the Company with the SEC pursuant to the U.S. Exchange Act (as defined herein) subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into the accompanying Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this Offering and the Registration Statement of which this Prospectus Supplement forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all condensed interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement or the accompanying Prospectus for purposes of offers and sales of Offered Shares under this Prospectus Supplement. Upon condensed interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all condensed interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus Supplement or the accompanying Prospectus for purposes of offers and sales of Offered Shares under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall be deemed to no longer be deemed to be incorporated into this Prospectus Supplement or the accompanying Prospectus for purposes of offers and sales of Offered Shares under this Prospectus Supplement.

Documents referenced in any of the documents incorporated by reference in the accompanying Prospectus, as supplemented by this Prospectus Supplement, but not expressly incorporated by reference therein, and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this Prospectus Supplement or the accompanying Prospectus.

Any statement contained in this Prospectus Supplement, in the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded to the extent that a statement contained herein or therein, or in any subsequently filed document which also is, or is deemed to be, incorporated by reference into the accompanying Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated or deemed incorporated herein by reference may be obtained on request without charge from Golden Star Resources Ltd. at 161 Brompton Road, 2nd Floor, Knightsbridge, London SW3 1QP, United Kingdom, Telephone: 44 (0)20 8167 7000, email: corporate@gsr.com or investor@gsr.com, and are also available electronically at www.sedar.com.

ADDITIONAL INFORMATION

The Company has filed with the SEC the Registration Statement on Form F-10 under the U.S. Securities Act, relating to the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Information omitted from this Prospectus Supplement and the accompanying Prospectus but contained in the Registration Statement is available on the SEC’s website under the Company’s profile at www.sec.gov. Please refer to the Registration Statement and exhibits for further information.

The Company is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), as the Common Shares are registered under Section 12(b) of the U.S. Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Company is not required to publish financial statements as promptly as U.S. companies.

Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

In the documents incorporated by reference herein, we use the terms “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “adjusted net income/(loss) attributable to Golden Star shareholders”, “adjusted income/(loss) per share attributable to Golden Star shareholders - basic”, “cash provided by operations before working capital changes”, “cash provided by operations before working capital changes per share - basic”, “free cash flow”, “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Mine operating margin”, “Net cash provided by operating activities before working capital changes per share” and “Net cash provided by operating activities of continuing operations per share”, which are considered “Non-GAAP financial measures” within the meaning of applicable Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. See “Non-GAAP Financial Measures” in the Annual MD&A and the Interim MD&A for an explanation of these measures.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCES AND MINERAL RESERVES

The disclosure in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference or deemed incorporated by reference herein and therein, uses mineral resource classification terms that comply with reporting standards in Canada, and certain mineral resource estimates are made in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies subject to reporting and disclosure requirements under U.S. federal securities laws.

This Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference or deemed incorporated by reference herein and therein, include mineral reserve estimates that have been calculated in compliance with the requirements of NI 43-101, as required by the Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7, as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, a final or “bankable” feasibility study is required to report reserves, the three year average historical price is used in any reserve or cash flow analysis to designate reserves and all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained or incorporated by reference in the accompanying Prospectus or this Prospectus Supplement may not qualify as “reserves” under SEC Industry Guide 7 standards.

In addition, the accompanying Prospectus and this Prospectus Supplement may use or incorporate the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Company advises investors that while those terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred mineral resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Prospectus Supplement, the accompanying Prospectus or any of the documents incorporated by reference herein or therein is economically or legally mineable.

For the above reasons, information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference or deemed incorporated by reference herein and therein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the Canadian Institute of mining (“CIM”) standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM standards.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Canada Business Corporations Act. All but five of the Company’s directors, none of its officers, and all but one of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of the Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Common Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., 10 East 40th Street, 10th Floor, New York, New York, USA 10016 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the Offering under this Prospectus Supplement.

THE BUSINESS

Golden Star Resources Ltd. was established under the Canada Business Corporations Act on May 15, 1992 as a result of the amalgamation of South American Goldfields Inc., a corporation incorporated under the federal laws of Canada, and Golden Star Resources Ltd., a corporation originally incorporated under the Business Corporations Act (Alberta) on March 7, 1984 as Southern Star Resources Ltd.

Golden Star is an established, African-focused gold producer that holds a 90% interest in the Wassa gold mine (“Wassa”) through its 90% owned Ghanaian subsidiary, Golden Star (Wassa) Limited. The remaining 10% interest in Wassa is held by the Government of Ghana in accordance with applicable laws. Golden Star is a reporting issuer or the equivalent in all provinces of Canada and a foreign private issuer as defined in Rule 3b-4 under the U.S. Exchange Act in the United States, eligible to file disclosure documents pursuant to the MJDS adopted and implemented by securities regulatory authorities in the United States and Canada. Golden Star files disclosure documents with the securities regulatory authorities in each of the provinces of Canada and the SEC in the United States.

Golden Star’s head office is located at 161 Brompton Road, 2nd Floor, Knightsbridge, London SW3 1QP, United Kingdom, Telephone: 44 (0)20 8167 7000. Golden Star’s registered office is located at 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, Canada. Golden Star’s fiscal year ends on December 31.

recent developments

Completion of the Sale of the Bogoso-Prestea Gold Mine

On October 1, 2020, the Company announced the completion of the transactions contemplated by the share purchase agreement (the “SPA”) providing for the sale by Caystar Holdings, a wholly-owned subsidiary of Golden Star, and the purchase by Future Global Resources Limited (“FGR”), a subsidiary of Blue International Holdings (“BIH”), of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of 90% of the shares of Golden Star (Bogoso/Prestea) Limited (“GSBPL”), which owns and operates the Bogoso-Prestea Gold Mine (“Prestea”) in Ghana, previously announced on July 27, 2020, for deferred consideration, which is guaranteed by BIH and payable by FGR to Golden Star in stages as follows:

•	$5 million of cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana in relation to Prestea and (ii) March 30, 2021;
•	$10 million of cash and the net working capital adjusted balancing payment (as described in the SPA) of $4 million to be paid on July 31, 2021; and
•	$15 million of cash to be paid on July 31, 2023.

Under the terms of the SPA, the net working capital adjusted balancing payment component of the deferred consideration is still being finalized and could be subject to change.

In addition to the deferred consideration, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones described below in respect of the development of the Bogoso Sulfide Project (the “Contingent Payment”). The triggering event for the Contingent Payment is the earlier of (i) the date a formal decision to proceed with the Bogoso Sulfide Project (“Decision to Proceed”) is made or (ii) the date on which an aggregate of 5% of the sulfide mineral resources as stated at the end of 2019 (being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource) have been extracted. The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:

•	$20 million, if the average spot gold price is less than or equal to $1,400 per ounce (“/oz”);
•	$30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
•	$40 million, if the average spot gold price is greater than $1,700/oz.

The Contingent Payment is payable in two tranches:

•	50% at the time of (i) the Decision to Proceed or (ii) declaration that 5% of the sulfide mineral resources have been extracted; and
•	50% at the time of the first anniversary of (i) achieving commercial production following the Decision to Proceed or (ii) the declaration that 5% of the sulfide mineral resources have been extracted.

Concurrent with the completion of the sale of Prestea, Caystar Finance Co., a wholly-owned subsidiary of Golden Star (“Caystar Finance”), and RGLD Gold AG, an affiliate of Royal Gold, Inc., entered into an amended and restated streaming agreement to inter alia assign and transfer the rights and obligations of Caystar Finance under the previous stream agreement as they pertain to Bogoso, GSBPL and Prestea, to Bogoso. As a result of the latter, Wassa now retains the remaining Tier One streaming obligation toward RGLD Gold AG, which relates to the delivery of gold at a rate of 10.5% of production for a 20% delivery payment until 240,000 ounces have been delivered. Following the delivery of the remaining Tier One obligation, the streaming obligation at Wassa will transition into the Tier Two structure, pursuant to which Golden Star will deliver to RGLD Gold AG 5.5% of its gold production for a 30% delivery payment.

For clarity, the scientific and technical information regarding the Bogoso-Prestea Gold Mine in the AIF is superseded by the sale of the property. The Bogoso-Prestea Gold Mine is no longer a mineral project on a property that is material to the Company. The scientific and technical information regarding the Bogoso-Prestea Gold Mine contained in the AIF is therefore expressly not incorporated by reference under this Prospectus Supplement.

Restructuring of the Macquarie Credit Facility

On October 9, 2020, the Company announced the amendment of its senior secured credit facility with Macquarie Bank Limited (the “Credit Facility”). The Credit Facility was upsized to $70 million, representing a $20 million increase on the outstanding balance of $50 million. This allows the Company to re-draw the two $5 million repayments that were made in June and September 2020 and draw an additional $10 million of new capacity which will be made available in conjunction with the redemption of the 7% convertible debentures maturing in August 2021 (the “Convertible Debentures”). The restructuring of the Credit Facility includes a rescheduled amortization profile that defers the next quarterly repayment to September 2021. The quarterly repayments will then continue to December 2023, when the remaining balance of the Credit Facility will be settled by a $25 million bullet payment. As a condition of amending the Credit Facility, the Company extended its gold price protection hedging program into 2021 and 2022 by entering into zero cost collars with Macquarie Bank Limited for an additional 87,500 ounces of gold with a floor price of $1,600 per ounce and a ceiling of $2,176 per ounce in 2021 and $2,188 per ounce in 2022. These additional positions will mature at a rate of 10,937.5 ounces per quarter from January 2021 to December 2022. Together with the existing zero cost collar structures, the Company currently has gold price protection in place for 100,100 ounces at an average floor price of $1,587 per ounce and an average ceiling price of $2,158 per ounce. The upsizing of the Credit Facility and deferral of the amortization schedule create $35 million of additional liquidity ahead of the maturity of the Convertible Debentures in August 2021.

Movement of Headquarters to London, United Kingdom

On October 22, 2019, the Company announced that it planned to close its Toronto office by April 30, 2020 and that its executive team would be located in London, United Kingdom. Given the location and time zone of our operations, the board of directors and management concluded that having the executive team all together in London was the best option for the Company. The relocation of Golden Star’s corporate office from Canada to the United Kingdom was completed during the second quarter of 2020.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since the Interim Financial Statements.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of the Offered Shares through BMO in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to BMO under the Sales Agreement and the expenses of the distribution. The proceeds we receive from sales will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The principal business objectives that the Company expects to accomplish using the net proceeds from the Offering, together with the Company’s current cash resources, are for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital.

The use of proceeds set out above may change due to the impact of the COVID-19 pandemic resulting in additional allocation of proceeds to the Company’s working capital. See “Risk Factors”.

The Company will retain significant discretion over the use of the net proceeds from the sale of the Offered Shares. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Company has entered into the Sales Agreement with BMO, under which the Company may issue and sell from time to time Offered Shares through BMO having an aggregate offering price of up to U.S.$50,000,000. Sales of Offered Shares, if any, will be made in the United States by transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the U.S. Securities Act, including sales made directly on the NYSE American or other trading markets for the Common Shares in the United States. No Offered Shares will be distributed, offered or sold in Canada, including through the TSX or on any other trading market in Canada. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE American at market prices. As a result, price may vary as between purchasers and during the period of distribution. BMO will not engage in any transactions that stabilize the price of the Common Shares.

The Company will designate the maximum amount of Offered Shares to be sold through BMO on a daily basis or otherwise as the Company and BMO agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, BMO will use its commercially reasonable efforts to sell, on the Company’s behalf all of the Offered Shares requested to be sold by the Company. The Company may instruct BMO not to sell any Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction. The Company or BMO may suspend the Offering at any time and from time to time upon proper notice to the other party.

Each of the Company and BMO has the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in its sole discretion at any time. The Sales Agreement will terminate upon the earlier of (i) the termination of the Sales Agreement by the Company or BMO, (ii) the issuance and sale of all the Offered Shares subject to the Sales Agreement by BMO, or (iii) on November 29, 2021.

BMO will provide to the Company written confirmation following the close of trading on the NYSE American on each day in which Offered Shares are sold through BMO under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company (after transaction fees, if any, but before other expenses). The Company will report at least quarterly the number of Offered Shares sold through BMO under the Sales Agreement, the net proceeds to the Company (before expenses) and the commissions of BMO in connection with the sales of the Offered Shares.

The Company will pay BMO a commission of 2% of the gross sales price per Offered Share sold through them pursuant to the Sales Agreement. The Company has agreed to reimburse BMO for certain of its expenses.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and BMO may agree upon.

BMO is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

If either the Company or BMO has reason to believe that the Offered Shares are no longer “actively-traded securities” as defined under Rule 101(c)(l) of Regulation M under the U.S. Exchange Act, that party will promptly notify the other and sales of Offered Shares pursuant to the Sales Agreement or any terms agreement will be suspended until in BMO’s sole judgment, sales of Offered Shares are not subject to, or can be made in compliance with, Rule 101 of Regulation M.

In connection with the sales of the Offered Shares on the Company’s behalf, BMO may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to BMO may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to BMO against certain liabilities, including liabilities under the U.S. Securities Act. BMO will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. In addition, NYSE American has approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the NYSE American.

Pursuant to an investor rights agreement dated August 1, 2018, as amended, entered into between the Company and La Mancha Holding S.à.r.l. (“La Mancha”), La Mancha is entitled to pre-emptive rights to maintain its current level of ownership in the Company, and will be entitled to exercise its pre-emptive rights in connection with any Offered Shares issued in the Offering.

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

The Offering is being made in the United States only under the Registration Statement, filed with and declared effective by the SEC. No Offered Shares are being sold in Canada under this Prospectus Supplement.

DESCRIPTION OF SHARE CAPITAL

Golden Star’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of first preferred shares issuable in series (the “Preferred Shares”). As of October 27, 2020, 111,260,841 Common Shares and no Preferred Shares were issued and outstanding. The material attributes and characteristics of the Common Shares and Preferred Shares are described in the Prospectus under the heading “Description of Common Shares” and “Description of Preferred Shares”, respectively. The description of the Common Shares and Preferred Shares in the Prospectus is a summary and may not describe every aspect of the Common Shares or Preferred Shares that may be important to you. Golden Star urges you to read the Canada Business Corporations Act and Golden Star’s articles of arrangement, because they, and not the description in the Prospectus, define the rights of a holder of Common Shares or Preferred Shares.

PRIOR SALES

For the twelve-month period before the date of this Prospectus Supplement, we issued the following Common Shares:

Date	Number of Common Shares Issued	Price (Cdn.$)
November 5, 2019	25,000(1)	$2.80
November 6, 2019	3,000(1)	$2.20
November 21, 2019	10,000(1)	$2.80
November 22, 2019	11,100(1)	$2.80
December 3, 2019	8,900(1)	$2.80
December 3, 2019	62,443(2)	–
December 5, 2019	9,000(1)	$1.90
December 9, 2019	1,500(1)	$1.90
December 16, 2019	1,200(1)	$1.90
December 17, 2019	8,300(1)	$1.90
January 2, 2020	50,000(1)	$1.90
January 3, 2020	62,022(1)	$2.26
January 7, 2020	300(1)	$1.90
January 7, 2020	18,210(2)	–
January 16, 2020	27,066(3)	–
February 18, 2020	8,700(1)	$1.90
February 20, 2020	11,000(1)	$1.90
February 21, 2020	10,100(1)	$1.90
February 24, 2020	9,900(1)	$1.90
February 27, 2020	1,400(1)	$1.90
March 9, 2020	18,800(1)	$1.90
March 26, 2020	153,331(1)	$2.29
March 26, 2020	32,189(2)	–
April 8, 2020	21,075(2)	–
April 15, 2020	20,000(1)	$1.90
April 16, 2020	15,700(1)	$1.90
April 17, 2020	1,700(1)	$1.90
April 24, 2020	12,400(1)	$1.90
April 27, 2020	5,000(1)	$1.90
April 28, 2020	20,000(1)	$1.90
April 29, 2020	5,000(1)	$1.90
May 4, 2020	34,948(3)	–
May 5, 2020	14,677(3)	–
May 26, 2020	24,888(3)	–
July 29, 2020	81,309(1)	$3.57
July 29, 2020	43,799(2)	–
July 30, 2020	37,298(1)	$2.77
July 31, 2020	134,853(1)	$4.13
August 4, 2020	36,800(1)	$5.17
August 5, 2020	180,131(1)	$3.48
August 6, 2020	23,853(1)	$5.17
August 12, 2020	195,089(1)	$5.11
August 13, 2020	29,309(1)	$4.60
August 17, 2020	61,906(1)	$5.17
August 24, 2020	111,849(1)	$5.02
August 26, 2020	34,809(1)	$1.90
August 28, 2020	13,300(1)	$2.80
August 31, 2020	26,390(1)	$4.35
September 1, 2020	13,223(1)	$2.80
September 8, 2020	52,047(1)	$3.99
September 8, 2020	53,284(1)	$2.80
September 10, 2020	9,700(1)	$4.27
September 11, 2020	27,000(1)	$4.48
September 14, 2020	9,836(1)	$4.35
September 16, 2020	31,696(1)	$4.72
September 17, 2020	67,977(1)	$4.77
September 21, 2020	21,914(1)	$6.50

Notes:

(1)	Options of the Company were exercised on the date stated. Where options with varying exercise prices were exercised on the same date, the exercise price is the weighted average price of all the options exercised on that date.
(2)	2017 performance and share units of the Company were exercised on the date stated.
(3)	Deferred share units of the Company were exercised on the date stated.

For the twelve-month period before the date of this Prospectus Supplement, we issued the following options to purchase Common Shares:

Date	Number of Options Issued	Price (Cdn.$)
February 21, 2020	57,347	$3.99

For the twelve-month period before the date of this Prospectus Supplement, we issued the following deferred share units which may be redeemed for Common Shares:

Date	Number of Deferred Share Units Issued(1)	Price (Cdn.$)
January 15, 2020	42,628	–
February 21, 2020	33,715	–
April 15, 2020	53,453	–
July 15, 2020	51,635	–
October 15, 2020	32,476	–

Note:

(1)	May be settled in Common Shares, cash, or Common Shares plus cash, subject to the consent of the Company’s compensation committee.

For the twelve-month period before the date of this Prospectus Supplement, we issued the following UK performance share units which may be redeemed for Common Shares:

Date	Number of Performance Share Units Issued(1)	Price (Cdn.$)
February 22, 2020	1,409,236	–
May 6, 2020	145,977	–

Note:

(1)	May be settled in Common Shares, cash, or Common Shares plus cash, subject to the consent of the Company.

PRICE RANGE OF OUR COMMON SHARES

Our Common Shares are listed on the NYSE American under the trading symbol “GSS”, on the TSX under the trading symbol “GSC” and on the GSE under the trading symbol “GSR”. As of October 27, 2020, 111,260,841 Common Shares were outstanding. On October 27, 2020, being the last trading date prior to the date of this Prospectus Supplement, the closing price of our Common Shares was U.S.$4.30 on the NYSE American and Cdn.$5.72 on the TSX.

The following table sets forth, for the periods indicated, the reported high and low market closing prices per share of our Common Shares and the volume of Common Shares traded on the NYSE American and TSX, respectively.

	NYSE American (1)			Toronto Stock Exchange
	High	Low	Volume	High	Low	Volume
	(U.S.$)			(Cdn.$)
2019
October	$3.40	$2.84	7,183,660	$4.44	$3.75	1,299,843
November	$3.38	$3.02	8,006,590	$4.46	$4.01	941,221
December	$3.81	$3.26	8,454,264	$4.92	$4.29	1,198,105
2020
January	$3.67	$2.94	9,011,256	$4.77	$3.85	880,656
February	$3.06	$2.71	8,571,270	$4.05	$3.46	563,885
March	$3.06	$2.17	17,816,124	$4.10	$3.03	1,472,813
April	$2.74	$2.19	23,031,701	$3.82	$3.15	982,393
May	$2.96	$2.32	17,211,316	$4.15	$3.25	747,497
June	$3.01	$2.42	11,423,294	$4.08	$3.32	804,118
July	$4.50	$2.72	22,609,899	$5.98	$3.71	1,411,056
August	$4.92	$4.41	15,977,392	$6.55	$5.99	2,187,918
September	$5.01	$4.19	9,886,951	$6.58	$5.59	1.933,614
October 1–27	$4.59	$4.10	5,818,117	$6.06	$5.41	417,957

(1)	Formerly known as the NYSE Amex Equities.

We have not declared or paid cash dividends on our Common Shares since our inception. Future dividend decisions will consider our then-current business results, cash requirements and financial condition.

U.S. Federal Income Tax CONSIDERATIONS

The following is a discussion of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Offered Shares by U.S. Holders, as defined below, who acquire the Offered Shares pursuant to this Offering. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular U.S. Holders in light of their personal circumstances or to persons that are subject to special tax rules, including specific tax consequences to a U.S. Holder under an applicable tax treaty. In particular, this discussion does not address the tax treatment of U.S. Holders that are subject to special provisions under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), such as:

•	financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	tax exempt entities;
•	insurance companies;
•	persons that do not hold the Offered Shares as capital assets for U.S. federal income tax purposes (generally property held for investment);
•	persons holding the Offered Shares as part of an integrated or conversion transaction or a constructive sale or a straddle;
•	persons that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding common shares;
•	U.S. expatriates;
•	dealers or traders in securities or currencies;
•	persons who are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; or
•	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address the alternative minimum tax, U.S. federal estate and gift tax consequences or tax consequences under any state, local or non U.S. laws. In addition, except as specifically set forth below, this discussion does not discuss applicable tax reporting requirements.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Offered Shares that, for U.S. federal income tax purposes, is (1) a citizen or individual resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership, or other pass through entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of Offered Shares, the U.S. federal income tax consequences to the partners (or other owners) will generally depend upon the status of the partners (or other owners) and the activities of the partnership. Partners (or other owners) of a partnership or other pass through entity that acquires Offered Shares should consult with their tax advisors regarding the tax consequences of owning and disposing of Offered Shares.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury Regulations and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed on September 26, 1980, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, and to differing interpretations, in each case so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling or other guidance from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS or a court will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any beneficial owner or prospective beneficial owner of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such beneficial owner or prospective beneficial owner is given. Prospective purchasers should consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and any applicable non U.S., tax laws of the acquisition, ownership and disposition of Offered Shares.

Ownership of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “—Passive Foreign Investment Company Rules”.

Distributions on Offered Shares. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the capital up to such U.S. Holder’s tax basis in its Offered Shares. Any remaining excess distribution generally will be treated as capital gain. However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution with respect to Offered Shares will constitute ordinary dividend income.

Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Provided that we are eligible for the benefits of the Canada-United States Tax Convention (1980), as amended, or that the Offered Shares are “readily tradable” on a U.S. securities market, dividends paid by us to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we will not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.

Foreign tax credit. In general, any Canadian withholding tax imposed on dividend payments in respect of Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Offered Shares will generally be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. U.S. Holders should consult their tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale or other taxable disposition of common shares. A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of Offered Shares in an amount equal to the difference between the amount of cash plus the fair market value of any property received in exchange therefor and the U.S. Holder’s adjusted tax basis in the Offered Shares disposed of. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Offered Shares will be long term capital gain or loss if the U.S. Holder’s holding period for the Offered Shares is more than one year. In the case of a non-corporate U.S. Holder, long term capital gains may be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

If we were to be classified as a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of the Offered Shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all revenue less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “lower-tier PFIC”), and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if the U.S. Holder directly held the shares of such lower-tier PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a lower-tier PFIC on the sale or disposition of Offered Shares.

The Company may (or may not) be a PFIC for the tax year ended December 31, 2019, and may (or may not) be a PFIC in subsequent years. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year, is not determinable until after the end of such tax year, and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of Offered Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution paid on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on Offered Shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day of a Non-Electing U.S. Holder’s holding period for the Offered Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the U.S. Holder’s other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”, which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

If the Company is a PFIC and a U.S. Holder makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital gain, and “ordinary earnings” are the excess of (i) “earnings and profits” over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

The Company intends to make available to U.S. Holders, upon their written request, timely and accurate information as to its status as a PFIC and to provide to a U.S. Holder all information and documentation that a U.S. Holder making a QEF Election with respect to the Company, and any lower-tier PFIC in which the Company owns, directly or indirectly, more than 50% of such lower-tier PFIC’s total aggregate voting power, is required to obtain for purposes of complying with the reporting requirements applicable to making a QEF Election with respect to the Company. However, U.S. Holders should be aware that the Company provides no assurances that it will attempt to provide any such information relating to any lower-tier PFIC in which the Company owns, directly or indirectly, 50% or less of such lower-tier PFIC’s aggregate voting power. Because the Company may own shares in one or more lower-tier PFICs, and may acquire shares in one or more lower-tier PFICs in the future, they will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any lower-tier PFIC for which the U.S. Holders do not obtain the required information. U.S. Holders should consult their tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any lower-tier PFIC, and any annual filing requirements.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares are “regularly traded” as described in the preceding sentence, the Offered Shares are expected to be marketable stock. However, there can be no assurance that the Offered Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for Offered Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

U.S. Holders that make a Mark-to-Market Election generally also will adjust their tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. U.S. Holders should consult their tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to Offered Shares, no such election may be made with respect to the stock of any lower-tier PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Company is a PFIC during such U.S. Holder’s holding period for the relevant shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

If the Company were a PFIC, a U.S. Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of the Offered Shares or received an excess distribution. In addition, subject to certain rules intended to avoid duplicative filings, U.S. Holders may also be required to file an annual information return on IRS Form 8621 with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. U.S. Holders should consult their tax advisors regarding their filing obligations with respect to such information returns.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and U.S. Holders should consult their tax advisors regarding the PFIC rules and how they may affect the U.S. federal income tax consequences of the ownership, and disposition of Offered Shares in the event the Company is a PFIC at any time during the holding period for such Offered Shares.

Additional Considerations Applicable to the Offered Shares

Receipt of foreign currency. The amount of any distributions on or proceeds on the sale, exchange or other taxable disposition of Offered Shares paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt, regardless of whether such foreign currency is converted into U.S. dollars at that time. A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Medicare tax. An additional 3.8% Medicare tax is imposed on the “net investment income” of certain U.S. Holders who are individuals, estates or trusts. Among other items, “net investment income” generally includes gross income from dividends, and certain net gains from sales or other taxable dispositions of Offered Shares. Special rules apply to PFICs. U.S. Holders should consult their tax advisors with respect to the Medicare tax and its applicability in their particular circumstances to income and gains in respect of an investment in the Offered Shares.

Backup withholding and information reporting. In general, information reporting will apply to payments made through a U.S. paying agent or U.S. intermediary to a U.S. Holder other than certain exempt recipients, such as corporations. In the event that a U.S. Holder fails to file any such required form, the U.S. Holder could be subject to significant penalties. In general, payments to U.S. Holders may be subject to backup withholding, currently at a rate of 24%, if the U.S. Holder fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is timely furnished to the IRS. Each U.S. Holder should consult its tax advisor regarding the information reporting and backup withholding tax rules.

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as stocks and securities issued by non-U.S. persons that are not held in accounts maintained by financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their tax advisors regarding the requirement to file IRS Form 8938 and any other information reporting that may be required in connection with their ownership of Offered Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

CERTAIN Canadian FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”), that generally apply to a Non-Resident Holder (as defined below), who acquires Offered Shares as beneficial owner pursuant to this Offering and who, at all relevant times, for the purposes of the Tax Act, holds their Offered Shares as capital property, deals at arm’s length with the Company, and is not affiliated with the Company or any underwriter involved in the Offering.

Offered Shares will generally be considered to be capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds the Offered Shares in the course of carrying on a business of buying and selling securities, or (ii) the Non-Resident Holder has acquired the Offered Shares as part of an adventure or concern in the nature of trade.

This summary generally applies to a holder of Offered Shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention (i) is not resident in Canada and is not deemed to be resident in Canada, and (ii) does not use or hold and is not deemed to use or hold its Offered Shares in, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

This summary does not apply to a Non-Resident Holder who has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” as those terms are defined in the Tax Act with respect to Offered Shares.

This summary is based on facts set out in this Prospectus Supplement, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof, and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted as proposed. No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Offered Shares should consult their own tax advisors with respect to their own particular circumstances.

Dividends

Under the Tax Act, dividends on Offered Shares acquired by a Non-Resident that are paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

Disposition of Offered Shares

A Non-Resident Holder who disposes (or is deemed under the Tax Act to dispose) of Offered Shares, will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Non-Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Non-Resident Holder of the Offered Shares immediately before the disposition or deemed disposition.

However, a Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless such Offered constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided that the Offered Shares are listed on a designated stock exchange (which currently includes the TSX) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless:

(a)	at any time during the 60-month period immediately preceding the disposition or deemed disposition of Offered Shares:

(i)	25% or more of the issued shares of any class or series of the share capital of the Company were owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act) and (z) partnerships in which the Non-Resident Holder or a person referred to in clause (y) holds a membership interest directly or indirectly through one or more partnerships; and

(ii)	more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of clauses (A) through (C) above, whether or not such property exists; or

(b)	the Offered Shares are otherwise deemed under the Tax Act to be taxable Canadian property.

Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute taxable Canadian property.

If the Offered Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares will be subject to Canadian federal income tax unless such capital gains is exempt from Canadian income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

RISK FACTORS

An investment in the Offered Shares involves a high degree of risk. You should consider carefully the following discussion of risks, in addition to the other information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus before purchasing any of the Offered Shares. In particular, you should give consideration, and review, to the risk factors described in the AIF, the Annual MD&A and the Interim MD&A under the heading “Risk Factors”, all of which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and which may be accessed at www.sedar.com, before deciding to purchase the Offered Shares.

The risks and uncertainties described or incorporated by reference in this Prospectus Supplement are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently deems not to be material, may also become important factors that affect the Company. If any such risks actually occur, the Company’s business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and investors could lose all or part of their investment.

The following is a brief discussion of certain of the risks associated with the Offering.

Public health crises, including COVID-19, could adversely affect our business.

The COVID-19 pandemic has caused, and is expected to continue to cause, severe disruptions in regional economies and the world economy and financial and commodity markets in general. The transmission of COVID-19 and efforts to contain its spread have resulted in significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, operating, supply chain and project operations or development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, as well as considerable general concern and uncertainty, all of which have negatively affected the economic environment and may in the future have further and larger impacts. The full extent of the impact of the pandemic on the economy and commodity prices, including gold prices, is not known at this time and it is not known what measures will be implemented by governmental authorities in the future and how long these measures, or the measures currently in effect, will be in place.

While the impact of the COVID-19 pandemic is not expected to last indefinitely, the circumstances relating to the pandemic are dynamic and its impacts on the Company’s business operations, including the timing, duration and extent of the impact on the Company are unknown. As COVID-19 continues to spread and significantly impact the global economies, the Company may face increased credit and liquidity risks as the result of prolonged negative economic conditions, reduced cash flow from operations and volatility in financial markets. The impacts of the COVID-19 pandemic may adversely affect the Company’s ability to comply with its covenants under its contracts, including its credit facilities.

Resales of the Common Shares in the public market following any issuance and sale of the Common Shares pursuant to the Sales Agreement may cause their market price to fall.

There can be no assurance that an active market for our Common Shares will be sustained. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business, changes in global economic trends and changing market perceptions in respect of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in gold prices and other metal prices, commodity prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

We will issue Common Shares from time to time in connection with the issuances and sales of our Common Shares contemplated by this Prospectus Supplement. The issuances from time to time of these new Common Shares, or our ability to issue these Common Shares, could result in resales of our Common Shares by our current shareholders concerned about the potential dilution of their holdings. If our shareholders sell substantial amounts of our Common Shares in the public market following the issuances and sales contemplated by this Prospectus Supplement, the market price of our Common Shares could fall.

The market price of the Common Shares has experienced volatility and could continue to do so in the future.

Factors such as fluctuations in the Company’s operating results, the result of any public announcements made by the Company, and general market conditions, can have an adverse effect on the market price of the Company’s securities.

The issuance of additional Common Shares in future offerings could be dilutive to the Company’s shareholders.

The Company’s articles of arrangement allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Company’s board of directors, in many cases, without the approval of the shareholders. Because the price per share of our Common Shares being offered may be higher than the book value per share of our Common Shares, you may suffer immediate and substantial dilution in the net tangible book value of the Common Shares you purchase in the transactions contemplated by this Prospectus Supplement. The issuance of additional Common Shares in future offerings could be dilutive to shareholders if they do not invest in future offerings. Moreover, to the extent that we issue options or warrants to purchase, or securities convertible into or exchangeable for, Common Shares in the future and those options, warrants or other securities are exercised, converted or exchanged, shareholders may experience further dilution.

The Company may in the future incur negative operating cash flows, which could have a material adverse effect on the Company and its stock price.

The Company had negative operating cash flow during the financial year ended December 31, 2019. In the event that the Company’s operating cash flow is not positive in future financial periods it may need to raise additional capital in order to fund operations. There is no guarantee that additional funds will be available on terms acceptable to the Company, or at all. In the event that the Company’s operating cash flow is negative, this may have a material adverse effect on the Company and its stock price.

A return on investment is not guaranteed in connection the purchase of any Offered Shares.

There can be no assurance regarding the amount of income to be generated by the Company. The Offered Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of an Offered Share on any date in the future. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant.

The board of directors or management of the Company will have discretion to use the net proceeds from this Offering other than as specified in this Prospectus Supplement.

The Company currently intends to use the net proceeds from the Offering as described under “Use of Proceeds”. However, the board of directors and/or management will have discretion in the actual application of the net proceeds and may elect to allocate proceeds differently from that described under “Use of Proceeds” if they believe it would be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the board of directors and/or management choose to allocate and spend the net proceeds. The failure by the board of directors and/or management to apply these funds effectively could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The Company may be a passive foreign investment company for U.S. federal income tax purposes.

The Company may be, or could become, a passive foreign investment company within the meaning of Section 1297 of the Code which could result in certain potentially adverse U.S. federal income tax consequences to certain U.S. taxpayers with respect to such taxpayer’s acquisition, ownership and disposition of the Offered Shares. See “U.S. Federal Income Tax Considerations”.

The above risk factors, together with all of the other information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including information contained in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”, should be carefully reviewed and considered.

INTEREST OF EXPERTS

The technical report entitled “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana” effective date December 31, 2018 and filed on June 24, 2019 (the “Wassa Technical Report”) was prepared in accordance with NI 43-101 by the Company under the supervision of Dr. Martin Raffield, Mr. S. Mitchel Wasel and Ms. Philipa Varris, each of whom is a “qualified person” for the purposes of NI-43-101. Certain technical information contained in this Prospectus Supplement, the accompanying Prospectus or in any of the documents incorporated by reference herein or therein was derived from the Wassa Technical Report.

Each of Philipa Varris and S. Mitchel Wasel is an officer or employee of Golden Star and/or an officer, director or employee of one or more of its associates or affiliates and Dr. Martin Raffield is a former officer of the Golden Star. None of such persons received or will receive a direct or indirect interest in any property of Golden Star or any of its associates or affiliates. To the best knowledge of the Company, as of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Golden Star.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP, with respect to Canadian legal matters, and Davis Graham & Stubbs LLP, with respect to United States legal matters, and on behalf of BMO by Torys LLP, with respect to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters. As of the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, the partners and associates of Davis Graham and Stubbs LLP, as a group, and the partners and associates of Torys LLP, as a group, each own, directly or indirectly, less than 1% of Golden Star’s outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, located at 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2, Canada. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of PCAOB Rule 3520, Auditor Independence.

The transfer agent and registrar for the Common Shares is AST Trust Company (Canada), through its offices at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, Canada V6E 3X1 and 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6, Canada and in Ghana, our sub-registrar and transfer agent is Ghana Commercial Bank Limited at its principal office in Accra, Ghana.

REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are a part:

•	the documents listed under “Documents Incorporated by Reference”;

•	consents of auditors, engineers and Canadian legal counsel;

•	the Sales Agreement; and

•	powers of attorney pursuant to which amendments to the Registration Statement may be signed.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 28, 2019

GOLDEN STAR RESOURCES LTD.

U.S.$300,000,000
Common Shares
Preferred Shares
Subscription Receipts
Warrants
Debt Securities

Golden Star Resources Ltd. (the “Company”, “Golden Star”, “we”, “us”, or “our”) may offer and sell from time to time our common shares (“Common Shares”); First Preferred shares (“Preferred Shares”); subscription receipts (“Subscription Receipts”); warrants (“Warrants”) to purchase any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”) or any supplement hereto; debt securities (“Debt Securities”); or any combination thereof for up to an aggregate offering price of U.S.$300,000,000 (all of the foregoing collectively, the “Securities” and individually, a “Security”), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

We will provide the specific terms of any offering of Securities in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together in any combination and as separate series. An investor should read this Prospectus and any Prospectus Supplement carefully before investing in any Securities.

All dollar amounts in this Prospectus refer to United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

Investing in Securities involves significant risks. Prospective purchasers of Securities should carefully consider the risks described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information and Statements” in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated and deemed incorporated by reference in this Prospectus and the applicable Prospectus Supplement.

The specific terms of the Securities with respect to a particular offering, and the terms of such offering, will be set out in the applicable Prospectus Supplement. If required by applicable law, when Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

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All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

We may sell Securities directly to you, or through agents, underwriters or dealers we select. If we use agents, underwriters or dealers to sell the Securities, we will name them and describe their compensation in the applicable Prospectus Supplement. The net proceeds we expect to receive from an offering of Securities will be described in the Prospectus Supplement relating to that offering.

Our Common Shares are traded on the NYSE American Exchange (“NYSE American”) under the symbol “GSS”, on the Toronto Stock Exchange (“TSX”) under the symbol “GSC” and on the Ghana Stock Exchange (“GSE”) under the symbol “GSR”. On October 25, 2019, the last reported trading price of our Common Shares on NYSE American was U.S.$3.02 per share, the last reported trading price of our Common Shares on the TSX was Cdn.$3.94 per share and the last reported trading price of our Common Shares on the GSE was GH₵9.50 per share. The applicable Prospectus Supplement will contain information, where applicable, with respect to any listing on the NYSE American, the TSX, the GSE or any other securities exchange of the Securities distributed under that Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which such Securities may be sold and purchasers may not be able to resell Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of Securities in the secondary market, the transparency and availability of trading prices and the liquidity of Securities. See “Risk Factors” in this Prospectus and any applicable Prospectus Supplement.

Golden Star is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Golden Star has prepared its financial statements, incorporated herein by reference, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Thus, our financial statements may not be comparable to the financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The ability of investors to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and most of the experts named in this Prospectus are not residents of the United States, and all of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Civil Liabilities by U.S. Investors”.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SEC NOR ANY OTHER UNITED STATES STATE SECURITIES COMMISSION OR REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Gilmour Clausen, Craig Nelsen, Mona Quartey, Naguib Sawiris and Andrew Wray, being directors of the Company, have appointed the Company, at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

The registered and principal office of the Company is located at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING

INFORMATION AND STATEMENTS

This Prospectus and the documents incorporated or deemed incorporated by reference in this Prospectus contain certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations, prospects, financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “anticipates”, “believes”, “budgets”, “estimates”, “expects”, “forecasts”, “intends”, “plans”, “seeks” or variations of such words and phrases (including negative and grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, information or statements with respect to: the intended reduction of costs; the expected allocation of the Company’s sources of production; production; the impact of rain on our operations; the timing for rehabilitation work; government review of gold exploration areas; mining laws; environmental laws and the tax regime of Ghana; gold sales; mining operations and gold recovery rates; ore type, delivery and processing; use of waste rock; tailings processing; potential mine life; permitting and approvals; estimates of mineral reserves and mineral resources and the timing of such estimates; geological, environmental, community and engineering studies; environmental impact of operations exploration efforts and activities; identification of acquisition and growth opportunities; relationships with local stakeholder communities; cash operating costs, and all-in sustaining costs estimates and guidance for 2019 on a consolidated basis; sustaining and development capital expenditure estimates and guidance for 2019 on a consolidated basis; the Company’s achievement of 2019 consolidated guidance; the range of consolidated gold production for 2019; planned exploration and drilling at Wassa underground mine (“Wassa”) and Prestea underground mine (“Prestea”); expected management and Board-level changes at the Company and its subsidiaries; the updating of mineral resource models at Father Brown and disclosure of the results thereof in the third quarter of 2019; the implementation of recommendations based on the operational review of Prestea by CSA Global, including low-cost quick win initiatives beginning in August 2019, and execution of the long-term plan at some point in the future; the Company’s debt servicing obligations; and the cash available to support the Company’s operations and mandatory expenditures.

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. The following, in addition to the factors described under “Risk Factors”, in this Prospectus and any Prospectus Supplement and in any documents incorporated or deemed incorporated by reference into this Prospectus and any Prospectus Supplement, are among the factors that could cause actual results, performance or achievements to differ materially from the forward-looking information and statements:

•	significant increases or decreases in gold prices and the speculative nature of gold exploration;
•	losses or gains in mineral reserves from changes in operating costs and/or gold prices;
•	failure of exploration efforts to expand mineral reserves and mineral resources around our existing mines;
•	unexpected changes in business and economic conditions;
•	inaccuracies in mineral reserves and mineral resources estimates;
•	share price volatility and dilution;
•	changes in interest and currency exchange rates;
•	possible hedging activities;
•	timing and amount of gold production;
•	unanticipated variations in ore grade, tonnes mined and crushed or milled;
•	unanticipated recovery or production problems;
•	discrepancies between actual and estimated production;
•	effects of illegal mining on our properties;
•	ability to, and cost of, dewatering our underground mines;
•	changes in mining and processing methods and/or costs, including changes to costs of raw materials, supplies, services and personnel;
•	suppliers suspending or denying delivery of products or services;
•	changes in metallurgy and processing;
•	mineral reserves and resources and metallurgical recoveries;
•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;
•	loss of key employees;
•	changes in project parameters or mine plans;
•	costs and timing of development of mineral reserves;

•	weather, including drought or excessive rainfall in West Africa;
•	results of current and future exploration activities;
•	results of pending and future feasibility studies;
•	acquisitions and joint venture relationships;
•	political or economic instability, either globally or in the countries in which we operate;
•	changes in regulatory frameworks or regulations affecting our operations, particularly in Ghana, where our producing properties are located;
•	local and community impacts and issues;
•	availability and cost of replacing mineral reserves;
•	timing of receipt and maintenance of government approvals and permits;
•	unanticipated transportation costs including shipping incidents and losses;
•	accidents, labor disputes and other operational hazards;
•	delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	an inability to obtain power for operations on favorable terms or at all;
•	environmental (including reclamation) costs and risks;
•	changes in tax laws;
•	title issues;
•	competitive factors, including competition for property acquisitions;
•	possible litigation;
•	availability of capital at reasonable rates or at all;
•	liquidity risks;
•	risks related to indebtedness and the service of such indebtedness;
•	changes in the Ghanaian Cedi and government policies regarding payments in foreign currency; and
•	changes to Golden Star’s mining licenses, including revocation.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional risk factors elsewhere in this Prospectus and any Prospectus Supplement and in any documents incorporated or deemed incorporated by reference into this Prospectus and any Prospectus Supplement. Although we have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in our forward-looking information and statements, there may be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as required by law, we disclaim any obligation to revise any forward-looking information and statements to reflect events or circumstances after the date of such information and statements. All of the forward-looking information and statements contained or incorporated by reference in this Prospectus are qualified by the foregoing cautionary statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We report in United States dollars. Accordingly, all references to “$”, “U.S.$” or “United States dollars” included or incorporated by reference into this Prospectus refer to United States dollar values. References to “Cdn.$” or “Canadian dollars” are used to indicate Canadian dollar values.

The rate of exchange on October 25, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals U.S.$0.7655 and for the conversion of United States dollars into Canadian dollars was U.S.$1.00 equals Cdn.$1.3064.

References to “GH₵” or “Ghanaian Cedis” are used to indicate values in Ghanaian Cedi. The rate of exchange on October 25, 2019 as reported by the Bank of Ghana for the conversion of Canadian dollars into Ghanaian Cedi was Cdn.$1.00 equals GH₵4.0822 and for the conversion of Ghanaian Cedi into Canadian dollars was GH₵1.00 equals Cdn.$0.2450.

The following table sets forth, for each of the periods indicated, the high, low and average spot rates for U.S.$1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Six months ended June 30, 2019 (Cdn. $)	Six months ended June 30, 2019 (Cdn. $)	Year ended Dec. 31, 2018 (Cdn. $)	Year ended Dec. 31, 2017 (Cdn. $)
High	1.3600	1.3310	1.3642	1.3743
Low	1.3087	1.2288	1.2288	1.2128
Average	1.3336	1.2781	1.2957	1.2986

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in all of the provinces of Canada, other than the Province of Québec and filed with, or furnished to, the SEC in the United States. Prospective investors may read and obtain copies of any document, for a fee, that we have filed with, or furnished to, the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Additionally, prospective investors may read and download the documents we have filed with, or furnished to, the SEC on the EDGAR website at www.sec.gov or any public document we have filed with the various securities commissions or similar authorities in each of the provinces (other than Québec) and territories of Canada on SEDAR at www.sedar.com. The following documents are specifically incorporated by reference into, and form an integral part of, this Prospectus. The information incorporated by reference is considered part of this Prospectus, and information filed with certain securities regulators in Canada and filed with, or furnished to, the SEC, subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and supersede this information. Except as may be set forth in a Prospectus Supplement, we incorporate by reference into this Prospectus and any accompanying Prospectus Supplement the documents listed below:

(a)	the annual information form of the Company for the year ended December 31, 2018 dated March 29, 2019 (“AIF”);

(b)	the audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, together with the notes thereto and the auditor’s report thereon (the “Annual Financial Statements”);

(c)	the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2018 (“Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2019 and 2018, together with the notes thereto (“Interim Financial Statements”);

(e)	the management’s discussion and analysis of financial condition and results of operations of the Company for the three and six months ended June 30, 2019 (“Interim MD&A”);

(f)	the management information circular of the Company dated August 14, 2018 relating to the Company’s special meeting of shareholders held on September 17, 2018;

(g)	the management information circular of the Company dated March 11, 2019 relating to the Company’s annual general and special meeting of shareholders held on May 2, 2019; and

(h)	the material change report dated October 25, 2019 with respect to the Credit Facility (as defined below).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the Canadian securities commissions or similar regulatory authorities after the date of this Prospectus, and all Prospectus Supplements (only in respect of the offering of Securities to which that Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated or deemed incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and the United States, in each case during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any document that is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this Prospectus and during the period that this Prospectus is effective shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities and with the SEC during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the corresponding management’s discussion and analysis of financial condition and results of operations, and all material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the corresponding management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities and with the SEC during the period that this Prospectus is effective, all interim consolidated financial statements and the corresponding management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities and with the SEC during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to such Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement and only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated or deemed to be incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Golden Star at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, Telephone (416) 816-0424, and are also available electronically at www.sedar.com and www.sec.gov.

Readers should rely only on information contained, or incorporated or deemed to be incorporated by reference, in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different information. The Company is not making any offer of Securities in any jurisdiction where such offer is not permitted. Readers should not assume that the information contained in this Prospectus is accurate as of any date other than the date of this Prospectus, unless otherwise noted herein or as required by law. The information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated or deemed incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. Information on any of the websites maintained by us does not constitute a part of this Prospectus or any Prospectus Supplement and must not be relied upon by prospective purchasers for the purpose of determining whether to invest in Securities qualified for distribution under this Prospectus.

FINANCIAL INFORMATION

The financial statements of the Company incorporated herein by reference and in any Prospectus Supplement are reported in United States dollars. Golden Star’s Annual Financial Statements and Interim Financial Statements incorporated by reference in this Prospectus are prepared in accordance with IFRS, as issued by IASB, which differs from accounting principles generally accepted in the United States (“U.S. GAAP”). The SEC has adopted rules to allow foreign private issuers, such as Golden Star, to prepare and file financial statements prepared in accordance with IFRS, as issued by IASB, without reconciliation to U.S. GAAP. Accordingly, we will not be providing a description of the principal differences between U.S. GAAP and IFRS, as issued by IASB. Unless otherwise indicated, all financial information contained and incorporated or deemed incorporated by reference in this Prospectus and any Prospectus Supplement is presented in accordance with IFRS, as issued by IASB. As a result, our financial statements and other financial information included or incorporated by reference in this Prospectus and any Prospectus Supplement may not be comparable to financial statements and financial information of U.S. companies.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge under the Company’s profile on SEDAR at www.sedar.com.

The Company has filed with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement pursuant to the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the Registration Statement is available on the SEC’s website under the Company’s profile at www.sec.gov. Please refer to the Registration Statement and exhibits for further information.

The Company is subject to the reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by Canada and the United States (the “MJDS”), the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. In addition, as a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may read and copy, for a fee, any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

In this Prospectus, including the documents incorporated or deemed incorporated by reference herein, we use the terms “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “adjusted net income/(loss) attributable to Golden Star shareholders”, “adjusted income/(loss) per share attributable to Golden Star shareholders”, “cash provided by operations before working capital changes” and “cash provided by operations before working capital changes per share - basic”, which are considered “Non-GAAP financial measures” within the meaning of applicable Canadian and U.S. securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance IFRS, as issued by IASB. See “Non-GAAP Financial Measures” in the Annual MD&A and Interim MD&A for an explanation of these measures. The non-GAAP financial measures set out in this Prospectus, including the documents incorporated herein by reference, are intended to provide additional information to investors and do not have any standardized meaning under IFRS, as issued by IASB, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, as issued by IASB.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCES AND MINERAL RESERVES

The disclosure in this Prospectus, including the documents incorporated or deemed incorporated by reference herein, uses mineral resource classification terms that comply with reporting standards in Canada, and certain mineral resource estimates are made in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure made by an issuer of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies subject to reporting and disclosure requirements under U.S. federal securities laws.

This Prospectus, including the documents incorporated or deemed incorporated by reference herein, includes mineral reserve estimates that have been calculated in compliance with the requirements of NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7, as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, a final or “bankable” feasibility study is required to report reserves, the three year average historical price is used in any reserve or cash flow analysis to designate reserves and all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained or incorporated by reference in this Prospectus may not qualify as “reserves” under SEC Industry Guide 7 standards.

In addition, this Prospectus may use or incorporate the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Company advises investors that while those terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred mineral resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Prospectus is economically or legally mineable.

For the above reasons, information contained in this Prospectus and the documents incorporated and deemed incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Canada Business Corporations Act. All but two of the Company’s directors, all but two of its officers, and all but one of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for purchasers of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for purchasers of Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning any offering of Securities under this Prospectus and the applicable Prospectus Supplement.

THE BUSINESS

Golden Star was established under the Canada Business Corporations Act on May 15, 1992 as a result of the amalgamation of South American Goldfields Inc., a corporation incorporated under the federal laws of Canada, and Golden Star Resources Ltd., a corporation originally incorporated under the Business Corporations Act (Alberta) on March 7, 1984 as Southern Star Resources Ltd. Golden Star is a reporting issuer or the equivalent in all provinces of Canada and a foreign private issuer as defined in Rule 3b-4 under the Exchange Act in the United States, eligible to file disclosure documents pursuant to the MJDS. Golden Star files disclosure documents with the securities regulatory authorities in each of the provinces of Canada and with the SEC in the United States. Golden Star’s head and registered office is located at 150 King Street West, Suite 1200, Toronto, Ontario, Canada M5H 1J9. Golden Star’s fiscal year ends on December 31.

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines located on the Ashanti Gold Belt in Ghana, West Africa. The Company produced 224,784 ounces of gold in 2018 and 267,565 ounces of gold in 2017.

All our operations, with the exception of certain exploration projects, transact business in U.S. dollars and keep financial records in U.S. dollars. Our accounting records are kept in accordance with IFRS, as issued by IASB.

Our Common Shares are traded on the TSX under the symbol “GSC”, on the NYSE American under the symbol “GSS” and on the GSE under the symbol “GSR”.

As used in this Prospectus, the terms “Company”, “Golden Star”, “we”, “our”, “ours” and “us” may, depending on the context, refer to Golden Star or to one or more of Golden Star’s subsidiaries or to Golden Star and its subsidiaries, taken as a whole. Further information regarding the business of the Company, its operations and its mineral properties can be found in the documents referenced under the heading “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

On October 22, 2019, the Company announced that it planned to close its Toronto office by April 30, 2020 and that its executive team will be located in London, England. André van Niekerk, Executive Vice President and Chief Financial Officer, decided not to accept the offer to move to London and is expected to leave the Company by April 30, 2020.

On October 17, 2019, the Company announced that that it has closed a $60 million senior secured credit facility with Macquarie Bank Limited (the “Credit Facility”). Golden Star has used the proceeds to refinance its loans with Ecobank Ghana Limited and the Company’s long-term payable owed to the Volta River Authority. The remaining balance of approximately $8.9 million. is available for general corporate purposes. The Credit Facility is repayable as to $5 million quarterly, commencing on June 30, 2020. The final maturity date of the Credit Facility is March 31, 2023. The interest rate under the Credit Facility is 4.5% plus the applicable USD LIBOR rate. The Credit Facility is subject to certain financial covenants including (i) a Debt Service Coverage Ratio of greater than 1.20:1 tested quarterly beginning with the fiscal quarter ending June 30, 2020, (ii) a Net Debt to EBITDA ratio of less than 3.00:1 tested quarterly, (iii) demonstrating that on the basis of the Company’s consolidated financial statements and annual consolidated corporate budget from December 31, 2020 and each quarter thereafter, the Company can fully repay its convertible debentures in cash at their August 2021 maturity date while maintaining a positive cash position of $25,000,000, and (iv) ensuring that the sum of certain aggregated indebtedness does not exceed $116,500,000. Additionally, the Credit Facility contains various normal course covenants which are customary for a credit facility of this nature. As of the date of this Prospectus, the Company is in compliance with all relevant financial covenants under the Credit Facility.

On September 10, 2019 the Company announced an amendment to the investor rights agreement between the Company and La Mancha Holding S.àr.l. (“La Mancha”) allowing La Mancha to purchase an additional 5% of the issued and outstanding Common Shares of the Company, for a total 35% investment in the Company.

On each of September 5, 2019 and June 26, 2019, the Company announced changes to the Board and management of the Company through the appointment of Ms. Ani Markova as a director of the Company and the appointment of Graham Crew as Chief Operating Officer following the resignation of Daniel Owiredu as Vice President and Chief Operating Officer.

On June 24, 2019, the Company filed a new technical report entitled “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana” with an effective date of December 31, 2018, dated June 20, 2019.

CONSOLIDATED CAPITALIZATION

Since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus, there has been no material change in the share and loan capital of the Company, on a consolidated basis.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities or Preferred Shares.

USE OF PROCEEDS

The net proceeds to us from any offering of Securities, the proposed use of those proceeds and the specific business objectives which we expect to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering. In general, we intend to use the net proceeds from the sale of any Securities offered under this Prospectus for the exploration and development of our mining properties in Ghana, acquisition, exploration and development of additional properties or interests (direct or indirect) therein and working capital and other general corporate purposes such as repayment of debt, if applicable. The Company will from time to time enter into non-disclosure agreements with other mining companies. At this time, there is no potential acquisition that has progressed beyond the preliminary exploratory stage.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds of an offering of Securities may vary significantly from the uses described above and will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and the applicable Prospectus Supplement.

All expenses relating to an offering of Securities and any compensation paid to agents, underwriters or dealers, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement. Pending the use of available funds as set forth in any Prospectus Supplement, the Company intends to invest the net proceeds of any offering of Securities in an interest bearing account.

As at June 30, 2019, the Company had a cash balance of approximately $66.2 million and a working capital deficit of approximately $19.0 million. The Company believes that its current cash and cash equivalents, cash flow from operations and amounts available under its credit facility will be sufficient to meet its working capital expenditure requirements. However, operating cash flow may decline in certain circumstances, most of which are beyond the Company’s control, such as decreases in gold prices or increases in the cost of raw materials and inputs used by the Company to produce gold. Accordingly, the Company may need to deploy a portion of its working capital to fund any such negative operating cash flows or seek additional sources of funding. See “Risk Factors - General Risks - Working Capital may not be sufficient to meet future obligations” in the AIF.

The Company had a negative operating cash flow for the financial year ended December 31, 2018. As at August 31, 2019, the Company had an unaudited working capital deficit of approximately $26.9 million. In addition, the Company’s debt repayment and servicing obligations for the 12 months following that date are expected to total approximately $7.8 million. As at August 31, 2019, the Company had a cash balance of approximately $51.6 million and, on October 17, 2019, the Company entered into the $60 million Credit Facility. Accordingly, based on the Company’s cash balance and the net proceeds from the Credit Facility, together with the operating cash flow that the Company anticipates generating in 2019 based on the Company’s expected production range of approximately 190,000 ounces (“oz”) to 205,000 oz of gold (per our public guidance) at an expected all-in sustaining cost of $1,100 per oz to $1,200 per oz in 2019, the Company believes that it will have sufficient cash available to support its operations and mandatory expenditures for the 12 months following August 31, 2019. However, operating cash flow may decline in certain circumstances, most of which are beyond the Company’s control, such as decreases in gold prices or increases in the cost of raw materials and inputs used by the Company to produce gold. Accordingly, the Company may incur negative operating cash flow. The Company may need to deploy a portion of its working capital and/or reduce or suspend development capital expenditures to fund such negative operating cash flows or seek additional sources of funding.

The Company’s ability to reduce the working capital deficit will depend on whether gold prices increase in the remainder of 2019 to levels beyond the average realized gold price to date for 2019 and/or whether the Company’s operating costs are such that its mining operations generate sufficient cash flows to improve working capital. There may be circumstances where for sound business reasons the Company reallocates the use of proceeds of any offering of Securities. In particular, if gold prices decrease or production costs increase, the Company expects that its cash flow from operations will decrease, in which case the Company could use part of or all of the net proceeds from any offering of Securities for working capital. See “Risk Factors – Golden Star will have broad discretion in the use of the net proceeds of the offering of Securities and may use the net proceeds in ways other than as described herein or in the applicable Prospectus Supplement.”

PLAN OF DISTRIBUTION

We may offer Securities directly to one or more purchasers, or through agents, underwriters or dealers designated from time to time. We may distribute the Securities from time to time in one or more transactions at a fixed price or at prices which may vary or be changed from time to time, at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings. A Prospectus Supplement will describe the terms of each specific offering of Securities, including:

•	the terms of the Securities to which the Prospectus Supplement relates;

•	the name or names of any agents, underwriters or dealers;

•	the purchase price of the Securities offered thereby and the proceeds to be received by the Company from the sale of such Securities;

•	any agents’ commission, underwriting discounts or fees and other items constituting compensation payable to agents, underwriters or dealers; and

•	any discounts or concessions allowed or reallowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed to by the parties and set forth in the applicable Prospectus Supplement and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to agents, underwriters or dealers may be changed from time to time.

Agents, underwriters or dealers may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in and subject to limitations imposed by applicable securities laws which includes sales made directly on an existing trading market for our Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to any “at-the-market distribution”, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution”, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. The Company will apply for applicable exemptive relief from the relevant securities regulators in the event the Company pursues an “at-the-market distribution” in the future.

Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Securities in respect of which this Prospectus is delivered will be named, and any commissions or fees payable by the Company to any agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any agent will be acting on a best efforts agency basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from our Company at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities.

DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of Common Shares. As of October 25, 2019, we had 109,244,620 Common Shares issued and outstanding. All Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Dividend Rights

Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the board of directors of Golden Star (the “Board”), in its discretion, subject to the preferential dividend rights of any other classes or series of shares of our company. In no event may a dividend be declared or paid on the Common Shares if payment of the dividend would cause the realizable value of Golden Star’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting Rights

Holders of Common Shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

Liquidation

In the event of any liquidation, dissolution or winding up of Golden Star, holders of Common Shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any Preferred Shares or other securities that may then be outstanding.

Redemption

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Other Provisions

All outstanding Common Shares are, and the Common Shares obtainable upon conversion, exchange or exercise of other Securities offered hereby, if issued in the manner described in this Prospectus and the applicable Prospectus Supplement, will be, fully paid and non-assessable.

You should read the Prospectus Supplement relating to any offering of Common Shares, or of Securities convertible, exchangeable or exercisable for Common Shares, for the terms of the offering, including the number of Common Shares offered, any initial offering price and market prices relating to the Common Shares.

This section is a summary and may not describe every aspect of our Common Shares that may be important to you. We urge you to read the Canada Business Corporations Act and our articles of arrangement, because they, and not this description, define your rights as a holder of our Common Shares. See “Available Information” for information on how to obtain copies of these documents.

DESCRIPTION OF PREFERRED SHARES

We are authorized to issue an unlimited number of Preferred Shares. As of the date of this Prospectus, there were no Preferred Shares outstanding. Preferred shares are issuable in such classes or series as are determined by the Board, who have the authority to determine the relative rights and preferences of each such class or series. The Board has not designated any class or series of Preferred Shares.

The issuance of Preferred Shares could adversely affect the voting power of holders of our Common Shares, and the likelihood that holders of Preferred Shares will receive dividend and liquidation preferences may have the effect of delaying, deferring or preventing a change in control of Golden Star, which could depress the market price of our Common Shares. Unless otherwise indicated in the applicable Prospectus Supplement, all Preferred Shares to be issued from time to time under this Prospectus will be fully paid and non-assessable.

The Prospectus Supplement relating to the Preferred Shares offered will contain a description of the specific terms of that series as fixed by the Board, including, as applicable:

•	the number of Preferred Shares offered and the offering price of the Preferred Shares;

•	the designation and any stated value of the Preferred Shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of such rates, periods or dates applicable to the Preferred Shares;

•	the date from which dividends on the Preferred Shares will accumulate, if applicable;

•	the liquidation rights of the Preferred Shares;

•	the procedures for auction and remarketing, if any, of the Preferred Shares;

•	the sinking fund provisions, if applicable, for the Preferred Shares;

•	the redemption provisions, if applicable, for the Preferred Shares;

•	whether the Preferred Shares will be convertible into or exchangeable for other securities and, if so, the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same);

•	whether the Preferred Shares will have voting rights and the terms of any voting rights;

•	whether the Preferred Shares will be listed on any securities exchange;

•	whether the Preferred Shares will be issued with any other securities and, if so, the amount and terms of these securities; and

•	any other specific terms, preferences or rights of, or limitations or restrictions on, the Preferred Shares.

The applicable Prospectus Supplement will also contain a discussion of any material Canadian and U.S. federal income tax considerations relevant to the purchase and ownership of the Preferred Shares offered by the Prospectus Supplement.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with other Securities. As at the date of this Prospectus, the Company has no Subscription Receipts outstanding.

Subscription Receipts will be issued under a subscription receipt agreement entered into between us and an escrow agent (the “Escrow Agent”). The applicable Prospectus Supplement will include details of the agreement pursuant to which such Subscription Receipts will be created and issued. Subscription Receipts will entitle the holders to receive Common Shares or other securities or a combination of securities upon the satisfaction of certain conditions, typically the completion of an acquisition by us of the assets or securities of another entity. Subsequent to an offering of Subscription Receipts, all or a portion of the proceeds for the Subscription Receipts will be held in escrow by the Escrow Agent, pending the satisfaction of the conditions specified in the applicable Prospectus Supplement. Holders of Subscription Receipts are not shareholders. Holders of Subscription Receipts are only entitled to receive Common Shares or other securities upon exchange or conversion of their Subscription Receipts in accordance with the terms thereof or to a return of the price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

The particular terms and provisions of Subscriptions Receipts offered under any Prospectus Supplement, and the extent to which the general terms and provisions described in this Prospectus may apply to those Subscription Receipts, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price and currency or currency unit at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exchange or conversion of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each other Security;

•	the circumstances, if any, which will cause the Subscription Receipts to be automatically exchanged or converted;

•	the terms applicable to the gross proceeds from the sale of such Subscription Receipts plus any interest or other income earned thereon; and

•	any other material terms and conditions of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

The preceding description and any description of Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the subscription receipt agreement relating to such Subscription Receipts.

In the case of Subscription Receipts which are exchangeable for other securities of the Company, the holders will not have any of the rights of holders of the securities issuable upon the exchange of the Subscription Receipts until the issuance of those securities in accordance with the terms of the Subscription Receipts.

Prospective purchasers of Subscription Receipts should be aware that special Canadian federal income tax, accounting and other considerations may be applicable to instruments such as Subscription Receipts. The applicable Prospectus Supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such Subscription Receipts.

DESCRIPTION OF WARRANTS

We may issue Warrants for the purchase of Common Shares, Preferred Shares, Subscription Receipts, Debt Securities or any combination of these Securities and/or other securities of the Company. Each series of Warrants will be issued under a separate warrant agreement. The applicable Prospectus Supplement will describe the terms of the Warrants offered, including but not limited to the following:

•	the number of Warrants offered;

•	the price or prices at which the Warrants will be issued;

•	the currency or currencies in which the prices of the Warrants may be payable;

•	the securities for which the Warrants are exercisable;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	the amount of securities purchasable upon exercise of each Warrant and the price at which and the currency or currencies in which the securities may be purchased upon such exercise, and the events or conditions under which the amount of securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	the circumstances, if any, which will cause the Warrants to be deemed to be automatically exercised;

•	any material risk factors relating to such Warrants;

•	if applicable, the identity of the Warrant agent; and

•	any other terms of such Warrants.

Prior to the exercise of any Warrants, holders of such Warrants will not have any rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, or the right to vote such underlying securities.

Prospective purchasers of Warrants should be aware that special Canadian federal income tax, accounting and other considerations may be applicable to instruments such as Warrants. The applicable Prospectus Supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such Warrants.

DESCRIPTION OF DEBT SECURITIES

In this section describing the Debt Securities, the terms “Company” and “Golden Star” refer only to Golden Star Resources Ltd. without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between Golden Star and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into will be filed with the SEC as an exhibit to the Registration Statement. The description of certain provisions of the Indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which the Company may issue under the Indenture and does not limit the amount of other indebtedness that the Company may incur. The Indenture provides that the Company may issue Debt Securities from time to time in one or more series which may be denominated and payable in U.S. dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits the Company, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Company has previously issued under the Indenture and to issue such increased principal amount.

The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement (the “Offered Securities”):

•	the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

•	the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Company may redeem the Offered Securities, in whole or in part, at its option;

•	any covenants applicable to the Offered Securities;

•	the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

•	whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Securities will be issuable in uncertificated form or in the form of registered global securities (in either case, “Global Securities”), and, if so, the identity of the depository for such registered Global Securities;

•	the denominations in which registered Offered Securities will be issuable, if other than denominations of $2,000 and integral multiples of $1,000 and the denominations in which bearer Offered Securities will be issuable, if other than $5,000;

•	each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which the Company will make payments on the Offered Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•	any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable Prospectus Supplement:

•	holders may not tender Debt Securities to the Company for repurchase; and

•	the rate or rates of interest on the Debt Securities will not increase if the Company becomes involved in a highly leveraged transaction or the Company is acquired by another entity.

The Company may issue Debt Securities under the Indenture bearing no interest or bearing interest, including at a rate below the prevailing market rate at the time of issuance. The Company may also offer and sell Debt Securities at a discount below their stated principal amount. The Company will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

Any Debt Securities issued by the Company will be direct, unconditional and unsecured obligations of the Company and will rank equally among themselves and with all of the Company’s other unsecured, unsubordinated obligations, except to the extent otherwise required by mandatory provisions of law. Debt Securities issued by the Company will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Company’s subsidiaries. The Company will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, the Company will issue Debt Securities only in fully registered form without coupons, and in denominations of $2,000 and integral multiples of $1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable Prospectus Supplement. The Company may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Company will appoint the Trustee as the registrar for Debt Securities. Bearer Debt Securities and the coupons applicable thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, the Company will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that the Company may choose to pay interest (a) by cheque mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, the Company will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable Prospectus Supplement.

Registered Global Securities

Unless otherwise indicated in the applicable Prospectus Supplement, Registered Debt Securities of a series will be issued in global form that will be deposited with, or on behalf of, a depository (the “Depository”) identified in the Prospectus Supplement. Global Securities will be registered in the name of the Depository, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depository.

Special Investor Considerations for Global Securities

The Company’s obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Company or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Company makes payment to the registered holder, the Company has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depository, as well as general laws relating to debt securities transfers.

An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•	the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•	the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•	the Depository’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security;

•	the Company and the Trustee will have no responsibility for any aspect of the Depository’s actions or for its records of ownership interests in the Global Security;

•	the Company and the Trustee also do not supervise the Depository in any way; and

•	the Depository will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.

The special situations for termination of a Global Security are:

•	when the Depository notifies the Company that it is unwilling, unable or no longer qualified to continue as Depository (unless a replacement Depository is named); and

•	when and if the Company decides to terminate a Global Security.

The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depository (and not the Company or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement, the term “Event of Default” with respect to Debt Securities of any series means any of the following:

(a)	default in the payment of the principal of (or any premium on) any Debt Security of that series at its maturity that continues for a period of five business days;

(b)	default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)	default in the deposit of any sinking fund payment, when the same become due by the terms of the Debt Securities of that series;

(d)	default in the performance, or breach, of any other covenant or agreement of the Company in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Company by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;

(e)	certain events of bankruptcy, insolvency or reorganization; or

(f)	any other event of default provided with respect to the Debt Securities of that series.

If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Company and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities upon the occurrence of any Event of Default and the continuation thereof.

Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

No holder of a Debt Security of any series will have any right to institute any proceedings, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

•	the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

The Company will be required to furnish to the Trustee annually an officer’s certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

In this section, the term “defeasance” means discharge from some or all of the Company’s obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable Prospectus Supplement, if the Company deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:

•	the Company will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•	the Company will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

Unless otherwise stated in the applicable Prospectus Supplement, to exercise defeasance the Company also must deliver to the Trustee:

•	an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•	an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, unless otherwise stated in the applicable Prospectus Supplement, in connection with any defeasance, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Company cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Company to be discharged from all of its obligations under the Debt Securities of any series, unless otherwise stated in the applicable Prospectus Supplement, the Company must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

The Company may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable Prospectus Supplement, that the Company will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Debt Security;

•	reduce the principal amount of or interest on such outstanding Debt Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

•	change the place or currency of payments on such outstanding Debt Security;

•	reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Debt Securities of any series or of the affected series may waive the Company’s compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except, unless otherwise stated in the applicable Prospectus Supplement, a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.

The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, comply with applicable law or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.

Consent to Jurisdiction and Service

Unless otherwise stated in the applicable Prospectus Supplement, under the Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

Unless otherwise stated in the applicable Prospectus Supplement, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since all of the assets of the Company are outside the United States, any judgment obtained in the United States against the Company would need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States.

It may be difficult for holders of the Debt Securities to effect service of process in the United States on the directors, controlling persons and officers of the Company and the experts named in this Prospectus and any Prospectus Supplement who are not residents of the United States or to enforce against them in the United States judgments of courts of the United States predicated upon the civil liability provisions of the United States federal or state securities laws or other laws of the United States. We have been advised by Fasken Martineau DuMoulin LLP, our Canadian legal counsel, that there may be doubt as to the enforceability, in original actions in Canadian courts, of liabilities predicated upon the United States federal or state securities laws or other laws of the United States and as to the enforceability in Canadian courts of the judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal or state securities laws or other laws of the United States.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Company. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by certain purchasers of such Securities as described in the applicable Prospectus Supplement.

PRIOR SALES

For the twelve-month period before the date of this Prospectus, we issued the following Common Shares:

Date	Number of Common Shares Issued	Price
October 1, 2018	32,642,100	U.S. $3.85
November 19, 2018	12,000	Cdn. $2.50
March 15, 2019	5,350	Cdn. $4.60
April 9, 2019	600	Cdn. $2.80
April 9, 2019	1,000	Cdn. $4.60
April 16, 2019	1,000	Cdn. $1.90
April 16, 2019	1,000	Cdn. $2.80
May 7, 2019	65,839	Cdn. $5.49
June 25, 2019	159,999	Cdn. $4.60
July 18, 2019	12,100	Cdn. $4.60
July 19, 2019	15,000	Cdn. $5.17
July 22, 2019	60,845	Cdn. $4.60
September 13, 2019	10,000	Cdn. $2.80
September 16, 2019	25,000	Cdn. $2.80
September 19, 2019	12,878	Cdn. $2.80
September 23, 2019	55,000	Cdn. $2.80

For the twelve-month period before the date of this Prospectus, we issued the following options to purchase Common Shares:

Date	Number of Options Issued	Exercise Price (Cdn.$)
October 5, 2018	40,000	$4.80
February 22, 2019	584,088	$5.17
May 6, 2019	145,423	$5.48
June 24, 2019	10,016	$5.51
July 8, 2019	42,277	$5.32
August 5, 2019	4,000	$4.36
September 15, 2019	20,000	$4.09

For the twelve-month period before the date of this Prospectus, we issued the following performance share units which may be redeemed for Common Shares:

Date	Number of Performance Share Units Issued(1)	Price (Cdn.$)
February 22, 2019	431,916	--
May 6, 2019	89,848	--
June 24, 2019	7,608	--
July 8, 2019	32,113	--

Note:

(1) Settled in Common Shares or Common Shares plus cash subject to the consent of the Company.

For the twelve-month period before the date of this Prospectus, we issued the following deferred share units which may be redeemed for Common Shares:

Date	Number of Deferred Share Units Issued(1)	Price (Cdn.$)
October 15, 2018	39,273	--
January 15, 2019	62,994	--
April 15, 2019	41,847	--
July 15, 2019	39,296	--
October 15, 2019	44,239	--

Note:

(1)	Settled in either Common Shares, a cash payment equal to the market value of the Commons Shares or Common Shares plus cash subject to the consent of the Company’s compensation committee.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the NYSE American under the trading symbol “GSS”, on the TSX under the trading symbol “GSC” and on the GSE under the trading symbol “GSR”. As of October 25, 2019, 109,244,620 Common Shares were outstanding. On October 25, 2019, being the last trading day prior to the date of this Prospectus, the closing price per share for our Common Shares as reported by the NYSE American was U.S.$3.02, as reported by the TSX was Cdn.$3.94 and on the GSE was GH₵9.50.

The following table sets forth, for the periods indicated, the reported high and low market closing prices per share of our Common Shares and the volume of Common Shares traded on the NYSE American and the TSX, respectively.

	NYSE American			Toronto Stock Exchange
	High	Low	Volume	High	Low	Volume
	(U.S.$)			(Cdn.$)
2018
September	4.00	3.50	3,104,800	5.15	4.70	1,271,734
October	3.79	3.36	5,131,538	4.95	4.45	1,789,680
November	3.32	2.56	6,671,129	4.32	3.39	840,715
December	3.15	2.63	9,936,533	4.34	3.53	1,407,407
2019
January	3.83	3.18	5,947,899	5.02	4.25	657,400
February	4.14	3.69	5,675,968	5.49	4.86	558,035
March	4.30	3.24	6,412,661	5.88	4.36	631,110
April	4.53	3.77	6,774,511	6.04	5.01	912,020
May	4.13	3.42	5,238,256	5.58	4.63	558,877
June	4.35	3.33	13,104,749	5.51	4.40	1,302,910
July	4.81	3.55	21,783,523	6.24	4.70	2,482,930
August	3.62	2.59	24,233,187	4.66	3.45	3,328,740
September	3.44	2.86	15,336,900	4.67	3.81	2,064,400
October 1 to October 25	3.12	2.84	5,445,700	4.08	3.75	914,000

We have not declared or paid cash dividends on our Common Shares since our inception. Future dividend decisions will consider our then-current business results, cash requirements and financial condition.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated or deemed incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described under the heading “Risk Factors – General Risks” in the AIF (pages 51 through 61), “Risk Factors – Governmental and Regulatory Risks” in the AIF (on pages 61 through 64) and “Risk Factors – Market Risks” in the AIF (on pages 65 through 69), and any other risk factors described herein or in a document incorporated or deemed incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors are also listed below:

Working Capital may not be sufficient to meet future obligations.

At August 31, 2019, the Company had negative working capital of $26.9 million. The Company’s ability to reduce the working capital deficit will depend on whether gold prices increase in the remainder of 2019 to levels beyond the average realized gold price to date for 2019 and/or whether the Company’s operating costs are such that its mining operations generate sufficient cash flows to improve working capital. The Company’s ability to satisfy its negative working capital will depend on a number of factors, some of which are beyond its control. Factors that will influence the Company’s ability to satisfy its negative working capital will include general global economic conditions, credit and capital market conditions, results of operations, mineral reserves and resources and the price of gold. There is no guarantee that the Company will have positive working capital in the future, or that the working capital generated from operations will be sufficient to cover its expansion plans or the cost of future operations.

Golden Star will have broad discretion in the use of the net proceeds of any offering of Securities and may use the net proceeds in ways other than as described herein or in the applicable Prospectus Supplement.

The aggregate amount of net proceeds to be received by the Company pursuant to any offering of Securities is uncertain and Golden Star will have broad discretion over the use of the net proceeds from any such offering. Because of the number and variability of factors that will determine the Company’s use of proceeds of an offering of Securities, the Company’s ultimate use might vary substantially from that described in “Use of Proceeds” herein or in the applicable Prospectus Supplement if the Company believes it would be in the its best interests to do so at the time such proceeds are received.

Golden Star will have the discretion regarding how it allocates or spends the net proceeds from an offering of Securities. Golden Star may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of its securities, including the market value of the Securities, and may increase the Company’s losses and working capital deficit.

Negative Cash Flow from Operations

The Company had negative operating cash flow for the financial year ended December 31, 2018. The Company now has a positive operating cash flow position having closed the Credit Facility. The Company believes that it has access to sufficient financial resources to fund its existing operations. Although the Company anticipates it will have positive cash flow from operating activities in future periods and will have access to sufficient financial resources to fund its operations, the Company cannot guarantee it will have continued cash flow positive status in the future or have access to sufficient financial resources to fund its operations. To the extent that the Company has negative cash flow in any future period, certain of the proceeds from an offering of Securities may be used to fund such negative cash flow from operating activities, see “Use of Proceeds”.

Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, in the AIF, in another document incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in the AIF, in the other documents incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

INTEREST OF EXPERTS

The technical report entitled “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana” effective date December 31, 2018 and dated June 20, 2019 (the “Wassa Technical Report”) was prepared in accordance with NI 43-101 by Golden Star under the supervision of Martin P. Raffield, S. Mitchel Wasel and Philipa Varris, each of whom is a “qualified person” for the purposes of NI 43-101. The technical report entitled “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana” effective date December 31, 2017 dated March 29, 2018 (the “Bogoso/Prestea Technical Report”) was prepared in accordance with NI 43-101 by Golden Star under the supervision of Martin P. Raffield and S. Mitchel Wasel, each of whom is a “qualified person” for the purposes of NI 43-101. Certain technical information contained in this Prospectus, or in any of the documents incorporated or deemed incorporated by reference herein, was derived from the Wassa Technical Report and the Bogoso/Prestea Technical Report.

Each of Steven Mitchel Wasel and Philipa Varris is an officer or employee of Golden Star and/or an officer or employee of one or more of its associates or affiliates. Martin Raffield is a former officer or employee of Golden Star and/or a former officer or employee of one or more of its associates or affiliates. None of such persons received or will receive a direct or indirect interest in any property of Golden Star or any of its associates or affiliates. To the best knowledge of the Company, as of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Golden Star.

LEGAL MATTERS

Certain Canadian legal matters relating to the offering of Securities hereunder will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and by Davis, Graham and Stubbs LLP with respect to United States legal matters.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants, through their offices at 18 York Street, Suite 2600, Toronto, Ontario Canada. The audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017 have been incorporated by reference herein in reliance upon the report of PricewaterhouseCoopers LLP, independent auditor. PricewaterhouseCoopers LLP is the auditor of the Company and has confirmed that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario and with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Common Shares is AST Trust Company, through its offices at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, Canada V6E 3X1 and 320 Bay Street, Toronto, Ontario, Canada, M5H 4A6 and in Ghana our sub-registrar and transfer agent is Ghana Commercial Bank Limited at its principal office in the city of Accra, Ghana.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial year ended December 31, 2018 or before such time that are still in effect and anytime thereafter, other than in the ordinary course of business, are as follows:

•	the Credit Facility;

•	the 7% convertible debentures dated August 3, 2016;

•	the stream transaction dated August 3, 2016, as amended and restated as of June 28, 2018, between RGLD GOLD AG and Caystar Finance Co., a wholly owned subsidiary of Golden Star; and

•	the investor rights agreement dated August 1, 2018 between the Company and La Mancha, as amended on September 10, 2019.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the Registration Statement of which this Prospectus is a part:

•	the documents listed under “Documents Incorporated by Reference”;

•	consents of auditors, engineers and Canadian legal counsel;

•	powers of attorney pursuant to which amendments to the Registration Statement may be signed; and

•	the form of indenture.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a Prospectus or a Prospectus Supplement relating to the securities purchased by a purchaser and any amendment thereto. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages, if the Prospectus or Prospectus Supplement relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Warrants and Subscription Receipts if offered separately, will have a contractual right of rescission against the Company following the conversion, exchange or exercise of such Securities. This contractual right of rescission will entitle such original purchasers to receive the amount paid for such convertible, exchangeable or exercisable Securities, including any additional amount paid upon conversion, exchange or exercise thereof, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 the Securities Act (Ontario) or otherwise at law.

Original purchasers are further advised that in certain provinces and territories the statutory right of action for damages in connection with a Prospectus misrepresentation is limited to the amount paid for the Securities that were purchased under a prospectus offering. This means that, under the securities legislation of certain provinces if the purchaser pays additional amounts upon conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.